Exhibit 12

American General Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Earnings: Income before provision for income taxes	$ 638,621	$ 820,317	$ 693,671	$ 575,408	$ 492,168
Interest expense	1,175,210	884,971	636,304	546,716	559,291
Implicit interest in rents	20,631	19,314	18,040	17,913	17,160
Total earnings	$1,834,462	$1,724,602	$1,348,015	$1,140,037	$1,068,619
Fixed charges: Interest expense	$1,175,210	$ 884,971	$ 636,304	$ 546,716	$ 559,291
Implicit interest in rents	20,631	19,314	18,040	17,913	17,160
Total fixed charges	$1,195,841	$ 904,285	$ 654,344	$ 564,629	$ 576,451
Ratio of earnings to fixed charges	1.53	1.91	2.06	2.02	1.85

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